Back to Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Amendment No. 2
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

SAVIENT PHARMACEUTICALS, INC.
(Name of Subject Company (Issuer))

SAVIENT PHARMACEUTICALS, INC.
(Name of Filing Person (Issuer))

Common Stock, Par Value $0.01 Per Share
(including the associated Preferred Share Purchase Rights)
(Title of Class of Securities)

80517Q100
(CUSIP Number of Class of Securities)

Philip K. Yachmetz
Executive Vice President
Chief Business Officer
Savient Pharmaceuticals, Inc.
One Tower Center
East Brunswick, New Jersey 08816
(732) 418-9300
(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

With a copy to:

David E. Redlick
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109
(617) 526-6000

CALCULATION OF FILING FEE

Transaction Valuation* $68,000,000	Amount of Filing Fee** $7,276

*	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 10,000,000 shares of common stock at the maximum tender offer price of $6.80 per share.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #5 for Fiscal Year 2006 issued by the Securities and Exchange Commission, equals $107 per million of the value of the transaction.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $7,276	Filing Party: Savient Pharmaceuticals, Inc.

Form or Registration No.: Schedule TO	Date Filed: August 14, 2006

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

third party tender offer subject to Rule 14d-1.

issuer tender offer subject to Rule 13e-4.

going private transaction subject to Rule 13e-3.

amendment to Schedule 13D under Rule 13-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

Back to Contents

INTRODUCTION

This Amendment No. 2 (this “Amendment”) amends and supplements Amendment No. 1 filed with the Securities and Exchange Commission (the “SEC”) on August 17, 2006 and the Schedule TO filed with the SEC on August 14, 2006 (collectively, the “Schedule TO”), relating to the offer by Savient Pharmaceuticals, Inc., a Delaware Corporation (the “Company”) to purchase up to 10,000,000 shares of its common stock, par value $0.01 per share, including the associated preferred share purchase rights issued under the Rights Agreement dated as October 7, 1998, between the Company and American Stock Transfer & Trust Company, as Rights Agent, as amended, at a price not greater than $6.80 nor less than $5.80 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 14, 2006 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”) (which together with the Offer to Purchase, as they may be amended and supplemented from time to time, constitute the “Tender Offer”).

The information in the Tender Offer, including all schedules and annexes thereto, which were previously filed with the Schedule TO, and all amendments thereto, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1 through 11.

Items 1 through 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase and the related Letter of Transmittal, copies of which were filed with the Schedule TO as exhibits (a)(1)(A) and (a)(1)(B), respectively, are hereby amended and supplemented as follows:

(1)	The second-to-last sentence of the section of the Summary Term Sheet in the Offer to Purchase captioned “—How many shares is the Company offering to purchase in the Tender Offer?” is hereby replaced with the following:

“In exercising the right to accept for payment up to an additional 2% of our outstanding shares, we may increase the purchase price (but not above the maximum price of $6.80) to allow us to purchase such additional shares.”

(2)	The first bullet point under the section of the Summary Term Sheet in the Offer to Purchase captioned “—What are the significant conditions to the Tender Offer?” is hereby amended to add after the word “threatened” the phrase “in writing”.

(3)	The seventh bullet point under Section 7 (“Conditions of the Tender Offer”) is hereby amended to add after the word “threatened” the phrase “in writing”.

(4)	The last paragraph of Section 14 (“United States Federal Income Tax Consequences”), captioned “—Circular 230 Notice”, is hereby deleted.

(5)	The second sentence of the first paragraph of Section 15 (“Extension of the Tender Offer; Termination; Amendment”) is hereby replaced with the following:

“We also expressly reserve the right, if any event described in Section 7 has occurred, to terminate the Tender Offer and reject for payment and not pay for any shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for shares by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement of such termination or postponement.”

(6)	The last sentence of Instruction 9 to the Letter of Transmittal (“Irregularities”) is hereby replaced with the following:

“By tendering shares to the Company, the stockholder agrees to accept all decisions the Company makes concerning these matters and waives any right the stockholder might otherwise have to challenge those decisions; provided that the Company acknowledges that this sentence does not include a waiver by the stockholder of any of its rights under the federal securities laws or any rules or regulations thereunder.”

Back to Contents

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 21, 2006	SAVIENT PHARMACEUTICALS, INC.

	By:	/s/ Christopher G. Clement Name: Christopher G. Clement Title: Chief Executive Officer

Back to Contents

Exhibit Index

(a)(1)(A)*	Offer to Purchase, dated August 14, 2006.
(a)(1)(B)*	Letter of Transmittal including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 14, 2006.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 14, 2006.
(a)(1)(F)*	Press Release, dated August 14, 2006.
(a)(1)(G)*	Form of Summary Advertisement, dated August 14, 2006.
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)	Not Applicable.
(b)	Not Applicable.
(d)(1)	Rights Agreement, dated as of October 7, 1998, by and between Bio-Technology General Corp. and American Stock Transfer & Trust Company, as Rights Agent, which includes the form of Certificate of Designations setting forth the terms of the Series A Junior Participating Cumulative Preferred Stock, par value $0.01 per share, as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C. (Incorporated by reference to the Company’s Current Report on Form 8-K, dated October 9, 1998 (File No. 000- 15313).)
(d)(2)	Amendment to Rights Agreement, dated as of March 22, 2006 between the Registrant and American Stock Transfer & Trust Company. (Incorporated by reference to the Company’s Current Report on Form 8-K dated March 28, 2006 (File No. 000-15313).)
(d)(3)	Savient Pharmaceuticals, Inc. 2004 Incentive Plan. (Incorporated by reference to the Company’s Proxy Statement on Schedule 14A dated April 12, 2006 (File No. 000-15313).)
(d)(4)	Bio-Technology General Corp. Stock Option Plan for New Directors, as amended. (Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 1991 (File No. 000-15313).)
(d)(5)	Bio-Technology General Corp. 1992 Stock Option Plan, as amended. (Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 1997 (File No. 000-15313).)
(d)(6)	Bio-Technology General Corp. 1997 Stock Option Plan for Non-Employee Directors. (Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 1997 (File No. 000-15313).)
(d)(7)	Bio-Technology General Corp. 1998 Employee Stock Purchase Plan. (Incorporated by reference to the Company’s Registration Statement on Form S-8 (File No. 333-64541), dated September 29, 1998.)
(d)(8)	Bio-Technology General Corp. 2001 Stock Option Plan. (Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2001 (File No. 000-15313).)
(g)	Not Applicable.
(h)	Not Applicable.

* Previously filed with Schedule TO on August 14, 2006.